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                                             File No. 70-7202


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                   CERTIFICATE OF NOTIFICATION

             Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                        NATIONAL GRID USA
                 NEW ENGLAND POWER COMPANY (NEP)
       NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)

     It is hereby certified that the transactions covered by the statement on Form U-1, as amended by Amendment Nos. 1, 2, and 3 thereto, and the Order of the Securities and Exchange Commission dated August 7, 1986, with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and the Order of the Commission, as follows:

     National Grid USA's equity interest in NEET may be reduced from time to time through repurchase by NEET of its common stock in accordance with the terms of the Equity Funding Agreement, dated as of December 1, 1985, between NEET and National Grid USA (as successor to New England Electric System). In order to maintain the approximate ratio of equity investment to total capital that existed during the first year of commercial operation of the NEET Project, on March 28, 2001, NEET purchased 5 shares of NEET stock from National Grid USA at a price of $33,410.92 per share for a sum of $167,054.60.

     The required "Past Tense" Opinion is filed herewith as Exhibit F.


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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification (Commission's File No. 70-7202) to be signed on their behalf by the undersigned officers thereunto duly authorized.

                              NATIONAL GRID USA
                              NEW ENGLAND POWER COMPANY
                              NEW ENGLAND ELECTRIC TRANSMISSION
                              CORPORATION

                              s/John G. Cochrane
                              By:  _________________________
                                   John G. Cochrane
                                   Treasurer




Date: April 2, 2001